K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 4, 2025
VIA EDGAR

Ms. Mindy Rotter
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re:
American Beacon Funds (File Nos. 033-11387 and 811-04984)
American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
American Beacon Institutional Funds Trust (File No. 811-23239)
(each, a “Registrant” and, collectively, the “Registrants”)
Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. Rotter:

The following are responses by and on behalf of the Registrants to the comments you provided by telephone on August 5, 2025, regarding the examination of the public filings of the Registrants and their respective series (collectively, the “Funds”) on Form N-CSR and Form N-CEN for the fiscal year reporting periods ended October 31, 2024, December 31, 2024 and January 31, 2025 (“Reporting Period”).  The comments provided by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) and the Registrants’ responses are set forth below.
1.
Form N-CSR Certification:  All Funds.  The titles of the individuals signing the certifications contained in Form-N-CSR do not specifically include the title of Principal Executive Officer (“PEO”) or Principal Financial Officer (“PFO”).  Please confirm in correspondence that the individuals who signed the certifications provided with the filings are the PEO and/or PFO, and going forward, please confirm that such titles will be included in the signed certifications.
The Registrants confirm that the individuals who signed the certifications contained in the Funds’ Form N-CSR filings are the PEO and PFO, and that such titles will be included in the signed certifications contained in the Funds’ future Form N-CSR filings.

2.
Form N-CSR:  All Funds.  Please confirm in correspondence that the current Form N-CSR will be used going forward.  The most recent version of the form can be found on the SEC website. The updated form includes Items 4(i) and 4(j) that are required to be addressed whether the response is not applicable.
The Registrants confirm that the current Form N-CSR will be used going forward and that the Registrants’ Form N-CSR filings will include responses to Items 4(i) and 4(j).

Securities and Exchange Commission
September 4, 2025

3.
Expense Limitations:  American Beacon U.S. Government Money Market Select Fund (“Select MMF”).  The response to Item C.8.a. “Expense limitations” in Form N-CEN filed for the Select MMF was “No.”  The notes to the audited financial statements disclosed that the “Fund has adopted an expense reimbursement plan whereby the Manager may seek repayment of such contractual or voluntary fee reductions and expense reimbursements.”  Please explain the difference between the disclosures in correspondence.

For the 12-month period ended December 31, 2024 covered in the Form N-CEN filing, there was no expense limitation agreement in place for the Select MMF, nor were there any voluntary fee reductions or expense reimbursements.  However, the Fund has adopted an expense reimbursement plan (“Reimbursement Plan”) whereby, if there have previously been contractual or voluntary fee reductions and/or expense reimbursements, the Manager is authorized to seek repayment of such reductions and/or reimbursements if reimbursement to the Manager (a) occurs within three years from the date of the Manager’s waiver/reimbursement and (b) does not cause the Fund’s annual operating expenses to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or time of recoupment. The Form N-CEN that was filed for the Select MMF accurately reflected that, in fact, there was no expense limitation arrangement in place for the Select MMF during the Reporting Period and no voluntary fee reductions or expense reimbursements, whereas the notes to the audited financial statements disclose the existence of the Reimbursement Plan.  . Accordingly, the Registrant confirms the accuracy of the Form N-CSR and Form N-CEN disclosures with respect to the Select MMF.

4.
Non-Diversified Status:  All Non-Diversified Funds. Please confirm in correspondence that each non-diversified Fund continues to maintain its non-diversified status.  The Staff notes that if any of the Funds has been operating as a diversified fund for more than three years, that Fund will require shareholder approval prior to changing its status back to a non-diversified fund.
The Registrants confirm that each Fund listed below operated as a non-diversified company within the past three years and continues to maintain its non-diversified status:

Registrant	Reporting Period	Fund
American Beacon Funds	December 31, 2024	American Beacon AHL Managed Futures Strategy Fund
American Beacon Funds	December 31, 2024	American Beacon AHL Multi-Alternatives Fund
American Beacon Funds	December 31, 2024	American Beacon AHL TargetRisk Fund
American Beacon Select Funds	January 31, 2025	American Beacon AHL Trend ETF

Securities and Exchange Commission
September 4, 2025

5.
Primary Benchmark Index Change:  American Beacon AHL Managed Futures Strategy Fund (“Managed Futures Fund”) and American Beacon AHL Multi-Alternatives Fund (“Multi-Alternatives Fund”).  For those Funds that have changed their primary benchmark index from the one used for the immediately preceding fiscal year, please explain in correspondence why the appropriate disclosures were not included in accordance with Form N-1A, Instruction 8 to Item 27A(d)(2), titled “Change in Index.”

The following disclosure regarding the change in the primary benchmark index for the Managed Futures Fund was included in the Managed Futures Fund’s Annual Shareholder Report dated December 31, 2024:
The S&P 500 Index TR is replacing the ICE BofA US 3-Month Treasury Bill Index as broad-based securities market index to comply with a new regulatory requirement.
However, the comparison of the Managed Futures Fund’s annual change in the value of an investment in the hypothetical account with the former index was incorrectly omitted. The Registrant confirms that the Managed Futures Fund’s Prospectus dated May 1, 2025 includes both the disclosure explaining the change in the primary benchmark index and the average annual total returns for the new and former index.
The following disclosure regarding the change in the primary benchmark index for the Multi-Alternatives Fund was included in the Multi-Alternatives Fund’s Annual Shareholder Report dated December 31, 2024:
The S&P 500 Index TR is replacing the ICE BofA US 3-Month Treasury Bill Index as broad-based securities market index to comply with a new regulatory requirement.
However, the comparison of the Multi-Alternatives Fund’s annual change in the value of an investment in the hypothetical account with the former index was incorrectly omitted. The Multi-Alternatives Fund’s Prospectus has not disclosed any change in the benchmark index, because the Fund commenced operations on August 17, 2023 and had not included performance in its Prospectus prior to the current Prospectus dated May 1, 2025.
The Registrants will include the comparison of the annual change in the value of an investment in the hypothetical account with the former indices in the Annual Shareholder Reports dated December 31, 2025 for the Managed Futures Fund and Multi-Alternatives Fund. The Registrants understand the disclosure requirements when a different index is selected and will endeavor to include all required disclosures in the future.

Securities and Exchange Commission
September 4, 2025

6.
Website Address:  American Beacon Diversified Fund (“Diversified Fund”). A hyperlink provided in the Shareholder Report for the Diversified Fund goes to the American Beacon website.  The Staff was unable to locate this Fund on the website.  Please explain in correspondence where this specific Fund’s information is located, provide the hyperlink to such information in correspondence and confirm that the hyperlink will be included in the Shareholder Report going forward.

The Diversified Fund’s private placement memorandum discloses that shares of the Diversified Fund are offered in a private placement that does not involve a “public offering” within the meaning of Section 4(a)(2) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation D thereunder.  Shares of the Diversified Fund are offered for investment only to qualified plans, investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are “accredited investors” within the meaning of Regulation D under the 1933 Act, and that are also “qualified purchasers” as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended.
As shares of the Diversified Fund are not publicly offered, information regarding the Diversified Fund is not available on the Funds’ website. Accordingly, the Registrant will delete all references to the website in future TSRs.

7.
Form N-CSR, Item 11:  All Funds.   The Staff noted that the response to Item 11 in Form N-CSR is “Not applicable.”  Please explain in correspondence why this item is not applicable and reference the instructions noted in Form N-CSR, Item 11 as part of the response.  In addition, going forward, please confirm that, if the response is not applicable, an explanation will be provided.

Form N-CSR, Item 11 and the related instruction require that the Registrants disclose in reasonable detail the material factors and conclusions with respect thereto that formed the basis for the Board’s initial approval or renewal of an investment advisory contract, if any such contract was approved during the Registrant’s most recent fiscal half-year.  The Registrants responded “Not applicable” to this item because there were no investment advisory contract approvals relevant to the applicable Funds during the most recent fiscal half-year.  The Registrants confirm that, in the future, an explanation will be provided if there are no contract approvals or renewals to be disclosed.

8.
Line Graph:  Diversified Fund.   The line graph presented for the Diversified Fund does not assume the Fund’s required minimum investment at the beginning of the first fiscal year.  Please explain in correspondence why the line graph does not conform to Item 27A(d)(2), Instruction 1, of Form N-1A.

Form N-1A, Item 27A(d)(2), Instruction 1(d), requires the Annual Shareholder Report to include a line graph for the Diversified Fund that is based on the Diversified Fund’s required minimum initial investment, if that amount exceeds $10,000.  The line graph in the Diversified Fund’s Annual Shareholder Report dated October 31, 2024 was inadvertently based on a $10,000 investment, rather than the Fund’s required minimum investment of $100,000.  The Registrant will enhance its procedures to ensure the Diversified Fund’s line graph will be based on that Fund’s required minimum investment of $100,000 in the future.

Securities and Exchange Commission
September 4, 2025

9.
Derivatives:  All Funds with Derivatives Exposure, including the Diversified Fund, American Beacon Balanced Fund (“Balanced Fund”) and American Beacon International Equity Fund (“International Equity Fund”).   For those Funds that had exposure to derivatives during the last fiscal year-end, the management’s discussion of fund performance section (“MDFP”) does not discuss the effect of the derivatives on the performance of the Fund.  If the performance was materially affected by the derivatives exposure, there should be a discussion of the impact in the MDFP.  Please ensure that future reports include disclosure discussing the impact of derivatives on performance in the MDFP where applicable.

The Registrants acknowledge the requirement for the MDFP to discuss the key factors that materially affected a Fund’s performance, including strategies and techniques used by the investment advisers. The Registrants confirm that derivatives investments did not have a material effect on the Funds’ performance during the Reporting Period.

10.
Material Fund Changes: Balanced Fund, International Equity Fund, American Beacon IMC International Small Cap Fund, American Beacon Garcia Hamilton Quality Bond Fund, American Beacon Large Cap Value Fund and American Beacon Small Cap Value Fund.  The Staff noted the following disclosure in the notes to the financial statements: “Effective December 29, 2023, the Manager underwent a change of control, which resulted in the termination of the Fund’s previous management and investment advisory agreements.  The Board of Trustees (“the Board”) approved a new Management Agreement with the Manager and a new Investment Advisory Agreement among the Manager, each sub-advisor and the Trust, on behalf of the Fund, that were effective on December 29, 2023.”  Please explain in correspondence why this was not disclosed in the TSR as a material Fund change.

Form N-1A, Item 27A(g) requires that a Fund describe in its TSR any material change with respect to (1) the Fund’s name; (2) the Fund’s investment objectives or goals; (3) the Fund’s annual operating expenses, shareholder fees, or maximum account fee, including the termination or introduction of an expense reimbursement or fee waiver arrangement; (4) the Fund’s principal investment strategies; (5) the principal risks of investing in the Fund; and (6) the Fund’s investment adviser.  Pursuant to Item 27A(g), a Fund also may disclose other material changes that it would like to disclose to shareholders or changes that may be helpful for investors to understand the fund’s operations and/or performance over the reporting period.
The Registrants did not disclose the change in control (“Transaction”) because the Registrants did not consider the Transaction to be a material fund change.  The Transaction changed the ownership of the Manager, but it did not affect the management of the Funds by the Manager or the sub-advisors.  Following the Transaction, the Manager and each sub-advisor provided the same services to each Funds at the same fee rate as before the change in control under a new Management Agreement or Investment Advisory Agreement that was substantially identical to the prior Management Agreement or Investment Advisory Agreement.

11.
Disclaimer:  All Funds. The Staff noted the following disclosure on the cover page of the financial statements “Although information has been compiled from reliable sources, American Beacon Advisors, Inc. makes no representation as to the completeness or accuracy of the statements contained herein.  All information is as of the end of the reporting period unless noted otherwise and is subject to change.  Each Fund’s portfolio composition will change depending on economic and market conditions.”  As these are the audited financials of the Registrants, please explain the following:

(a)   Who are the “reliable sources” referred to in this statement?

Securities and Exchange Commission
September 4, 2025

(b)  Please explain why management “makes no representations as to the completeness or accuracy of the statements contained herein.”

(c)  Please explain whether this statement was included in the management representation letter provided to the independent public accountant.

(d)  Why is the information provided in the audited financial statements subject to change?  Please describe in correspondence the circumstances in which management foresees this happening.

(e)  How could the portfolio composition change depending upon economic and market conditions when the time period covering the audited Schedules of Investments has passed?

The disclosure in question was included on the inside front cover page of the 2024 Annual Financial Statements (and thus outside of the audited portions) to address unaudited information included in the 2024 Annual Financial Statements, such as the information on the back cover page and in the Federal Tax Information section.  Such information is compiled by American Beacon Advisors, Inc. (the Manager”) from information provided by other service providers to the Trusts.  As such, the Manager preferred to disclaim its responsibility for that information. In addition, the Manager opted to disclose to readers of the Financial Statements that such information was static as of the reporting date and could have changed since then to ensure their understanding that the Funds’ portfolios could have changed since the end of the period.
We appreciate the Staff raising it to our attention that the disclosure could be misunderstood to apply to the audited financial statements.  Accordingly, the Manager will not include the disclosure in the Registrants’ Financial Statements going forward.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Rosemary Behan Teresa Oxford Melinda Heika Sonia Bates American Beacon Advisors, Inc.